FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Date: December 30, 2021

1. New Options Granted:

Date of Grant: December 27, 2021

Position
(Director/
	Officer/					No. of
	Employee/					Options
	Consultant/	Insider	No. of			Granted in
	Management	Yes or	Optioned	Exercise	Expiry	Past 12
Name of Optionee	Company	No?	Shares	Price	Date	Months
Employees and/or Consultants of the Issuer	Employees	No	5,000	$4.62	December 27, 2026	325,500
Employees and/or Consultants of a Subsidiary	Employees	No	3,500	$4.62	December 27, 2026	199,800

Total Number of optioned shares proposed for acceptance: 8,500

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 1

2. Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Employees and/or Consultants of the Issuer	24,000	$4.50	September 27, 2021	September 27, 2026
Employees and/or Consultants of a Subsidiary	3,300	$34.55	July 9, 2021	September 27, 2022
Employees and/or Consultants of a Subsidiary	16,500	$34.55	July 9, 2021	February 11, 2022
Directors and Officers of the Issuer	1,168,715	$5.87	May 19, 2021	May 19, 2026
Employees and Consultants of the Issuer	296,000	$5.87	May 19, 2021	May 19, 2026
Directors and/or Officers of a Subsidiary	520,000	$10.02	March 18, 2021	March 18, 2026
Employees and/or Consultants of a Subsidiary	180,000	$10.02	March 18, 2021	March 18, 2026
Directors and/or Officers of the Issuer	180,000	$10.00	February 28, 2021	February 28, 2026
Employees and/or Consultants of the Issuer	5,500	$10.00	February 8, 2021	February 8, 2026
Employees and/or Consultants of the Issuer	13,750	$8.56	December 15, 2020	December 15, 2025
Employees and/or Consultants of a Subsidiary	25,000	$7.12	October 23, 2020	October 23, 2025
Employees and/or Consultants of the Issuer	3,750	$7.12	October 23, 2020	October 23, 2025
Employees and/or Consultants of the Issuer	13,750	$5.80	July 17, 2020	July 17, 2025
Employees and/or Consultants of the Issuer	241,250	$4.00	June 9, 2020	June 9, 2025
Employees and/or Consultants of a Subsidiary	31,250	$4.00	June 9, 2020	June 9, 2025
Directors and/or Officers of the Issuer	280,000	$4.00	June 9, 2020	June 9, 2025
Employees and/or Consultants of the Issuer	173,729	$1.60	October 11, 2019	January 4, 2029
Directors and/or Officers of the Issuer	550,000	$1.60	October 11, 2019	January 4, 2029

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 2

Employees and/or Consultants of the Issuer	105,000	$1.60	October 11, 2019	September 11, 2029
Directors and/or Officers of the Issuer	925,000	$1.60	October 11, 2019	September 11, 2029
Employees and/or Consultants of the Issuer	12,501	$1.60	October 11, 2019	February 3, 2029
Directors and/or Officers of the Issuer	62,500	$1.60	October 11, 2019	April 7, 2029
Employees and/or Consultants of the Issuer	2,500	$1.60	October 11, 2019	May 13, 2029
Employees and/or Consultants of the Issuer	55,000	$1.60	October 11, 2019	August 11, 2029
Directors and/or Officers of a Subsidiary	37,500	$1.60	October 11, 2019	July 30, 2029
Employees and/or Consultants of the Issuer	4,000	$4.20	October 11, 2019	October 9, 2022

(1) Set out number of optioned shares for each grant with different terms.

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 3

3. Additional Information

(a) If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. July 28, 2021

(b) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options. 7.24%

(c) State the date of the news release announcing the grant of options. N/A

(d) State the total issued and outstanding share capital at the date of grant or amendment. 68,184,163 common shares

(e) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.    1,329,421

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 4

4. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

December 30, 2021.

Oren Shuster
Name of Director or Senior
Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 5